FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Fraley Robert T.	2. Issuer Name and Ticker or Trading Symbol Monsanto Company (MON)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President, Chief Technology Officer
(Last) (First) (Middle) 800 N. Lindbergh Blvd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year October 1, 2002
(Street) St. Louis, MO 63167		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								106,370(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy)	$20.00							(2)	10/16/10	Common Stock	391,120		391,120	D
Phantom Shares	1-for-1	10/01/02		D(3)			181,903	10/01/02	10/01/02	Common Stock	181,903(4)	$15.47(5)	391,120	D

Explanation of Responses:

(1) Includes: (i) 4,039 shares of the Issuer's common stock received by the Reporting Person as a dividend distribution from Pharmacia Corporation in connection with Pharmacia Corporation's August 13, 2002 spin-off of its entire ownership interest in the Issuer to shareholders of Pharmacia Corporation; and (ii) 2,331 shares of the Issuer's common stock held by the Reporting Person in the Issuer's Savings and Investment Plan.
(2) 50% of the options became exercisable on March 15, 2002 and 50% become exercisable on March 15, 2003, subject to the terms of the Monsanto 2000 Management Incentive Plan.
(3) A Phantom Share Agreement was entered into among the Reporting Person, the Issuer and Pharmacia Corporation pursuant to which the Reporting Person agreed to the termination of his change-of-control agreement with Pharmacia Corporation as of the closing of the Issuer's initial public offering completed October 23, 2000. The Phantom Share Agreement provides that the phantom share accounts vest on October 1, 2002, provided that the Issuer achieves a performance goal requiring it to have positive net income for its 2001 fiscal year and that the Reporting Person remain employed by the Issuer through October 1, 2002. On Februrary 20, 2002, the People & Compensation Committee of the Issuer certified the achievement of the positive net income performance goal. The Phantom Share Agreement provides further that the phantom share accounts are to be settled in cash upon vesting based on the number of phantom shares allocated to the Reporting Person's phantom share account as of the date of vesting multiplied by the average closing price of the Issuer's common stock over the 10 trading days immediately preceding the vesting date.
(4) Includes 176,650 shares of phantom stock originally allocated to the Reporting Person's phantom share account and 5,253 shares of phantom stock issued as dividends with respect to such originally allocated phantom shares.
(5) Calculated as the average per share closing price of the Issuer's common stock over the 10 trading days immediately preceding the October 1, 2002 vesting date.
(6) Michael D. Bryan, attorney-in-fact for Robert T. Fraley pursuant to a Power of Attorney previously filed.

By: /s/ Michael D. Bryan(6) **Signature of Reporting Person	10/03/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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